FINANCIAL FEDERAL CORPORATION REPORTS THIRD QUARTER RESULTS


   *  Net Income - $9.2 million (a 15% increase)
   *  Diluted EPS - $0.53 (a 20% increase)
   *  Receivables Originations - $269 million (a 28% increase)
   *  Record Finance Receivables Outstanding - $1.59 billion
   *  Loss Ratio - 0.03% (annualized)
   *  Efficiency Ratio - 25.6%

NEW YORK, NY:  June 6, 2005 - Financial Federal Corporation
(NYSE: FIF) today announced results for its third quarter ended April 30, 2005. Net income for the quarter was $9.2 million, a 15% increase from the $8.0 million earned in the third quarter of fiscal 2004. Diluted earnings per share increased by 20% to $0.53 from $0.44. Diluted earnings per share increased by a higher percentage than net income because of our repurchase of 1.5 million shares of common stock in April 2004. Finance receivables originated during the quarter were $269 million compared to $211 million in the third quarter of fiscal 2004.

For the first nine months of fiscal 2005 and 2004, net income was $27.0 million and $23.0 million, respectively, an 18% increase. Diluted earnings per share increased by 25% to $1.56 from $1.25. Finance receivables originated increased by 36% to $762 million from $560 million. Finance receivables outstanding grew at an annualized rate of 12% to $1.59 billion at April 30, 2005 compared to $1.46 billion at July 31, 2004.

Paul R. Sinsheimer, CEO, commented: "Financial Federal's third quarter operating results were solid. New business volume continued at record levels and receivables outstanding increased by more than $55 million, a near 15% annual growth rate. Credit quality statistics continued at better than expected levels. We remain encouraged about the Company's near-term prospects notwithstanding the steady climb in short-term interest rates and the continued high cost of energy."

Steven F. Groth, CFO, remarked: "With our $250 million issuance of fixed rate term notes in May 2005, we reduced our exposure to rising interest rates and we increased our liquidity. We have also obtained lower credit spreads on our debt. We returned 11.5% on our equity in the third quarter with a low debt-to-equity ratio of 3.6x. Our liquidity and leverage levels allow for significant growth potential."

Asset Quality Measures

Asset quality remained strong in the third quarter of fiscal 2005:

  * Net charge-offs were $0.1 million or 0.03% (annualized) of average finance receivables compared to $0.3 million and 0.08% in the second quarter, and $1.9 million and 0.54% in the third quarter of fiscal 2004.
  * Non-performing assets were 1.67% of total finance receivables at April 30, 2005 compared to 1.81% at January 31, 2005 and 2.89% at April 30, 2004.
  * Delinquent receivables (60 days or more past due) were 0.70% of total receivables at April 30, 2005 compared to 0.83% at January 31, 2005 and 1.83% April 30, 2004.

For the first nine months of fiscal 2005 and 2004, net charge-offs were $1.2 million or 0.11% (annualized) of average finance receivables and $8.1 million and 0.76%, respectively.

Other Financial Highlights

  * Net interest margin declined to 5.39% in the third quarter from 5.96% in the prior year. The decline reflects increased interest expense caused by higher short-term market interest rates.
  * The provision for credit losses declined to $0.1 million in the third quarter from $2.1 million in the prior year. The decline reflects significantly lower net charge-offs.
  * Salaries and other expenses declined to $5.2 million in the third quarter from $5.6 million in the prior year. The decline reflects costs savings from significantly lower non-performing assets. The efficiency ratio improved to 25.6% from 26.7% and the expense ratio improved to 1.38% from 1.60%.
  * Return on equity for the third quarter improved to 11.53% from 10.34% in the prior year, and for the first nine months improved to 11.36% from 10.05%.
  * Return on assets for the third quarter improved to 2.44% from 2.30% in the prior year, and for the first nine months improved to 2.37% from 2.15%.


Conference Call

The Company will host a conference call tomorrow, June 7, 2005, at 11:00 a.m. (ET) to discuss its third quarter results. The call will be broadcast on the Company's website www.financialfederal.com (click on Investor Relations).


About Financial Federal

Financial Federal Corporation is an independent financial services company specializing in financing industrial and commercial equipment through installment sales and leasing programs for dealers, manufacturers and end users nationwide. For more information, please visit the Company's website at www.financialfederal.com.


This press release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Please read the Company's most recent reports filed on Forms 10-K and 10-Q with the Securities and Exchange Commission identifying such risks and uncertainties.

                               ###


CONTACT:  Steven F. Groth, Chief Financial Officer
          (212) 599-8000


         CONDENSED CONSOLIDATED UNAUDITED INCOME STATEMENTS
              (In thousands, except per share amounts)

=====================================================================
                              Three Months Ended    Nine Months Ended
                                       April 30,            April 30,
                              ---------------------------------------
                                  2005      2004       2005      2004
=====================================================================
Finance income                 $31,321   $29,029    $92,277   $88,840
Interest expense                10,878     8,213     30,632    25,453
---------------------------------------------------------------------
Net finance income before
  provision for credit losses
  on finance receivables        20,443    20,816     61,645    63,387
Provision for credit losses        100     2,050      1,350     7,950
---------------------------------------------------------------------
  Net finance income            20,343    18,766     60,295    55,437
Salaries and other expenses      5,243     5,566     16,125    17,694
---------------------------------------------------------------------
Income before income taxes      15,100    13,200     44,170    37,743
Provision for income taxes       5,858     5,164     17,130    14,764
---------------------------------------------------------------------
    Net Income                 $ 9,242   $ 8,036    $27,040   $22,979
=====================================================================
Earnings per common share:
    Diluted                      $0.53     $0.44      $1.56     $1.25
    Basic                         0.54      0.45       1.59      1.27
=====================================================================
Number of shares used:
    Diluted                     17,387    18,239     17,358    18,447
    Basic                       17,070    17,928     16,979    18,096
=====================================================================


           CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS
                            (In thousands)

=====================================================================
                                  April 30,     July 31,    April 30,
                                       2005         2004         2004
=====================================================================
Assets

Finance receivables              $1,590,789   $1,460,909   $1,433,818
Allowance for credit losses         (24,227)     (24,081)     (23,620)
---------------------------------------------------------------------
   Finance receivables-net        1,566,562    1,436,828    1,410,198
Cash                                  6,324        6,981        7,140
Other assets                         11,805       20,109       15,374
---------------------------------------------------------------------
   Total Assets                  $1,584,691   $1,463,918   $1,432,712
=====================================================================

Liabilities

Debt                             $1,189,600   $1,093,700   $1,075,319
Accrued interest, taxes and
   other liabilities                 62,312       66,328       62,798
---------------------------------------------------------------------
   Total liabilities              1,251,912    1,160,028    1,138,117

Stockholders' Equity                332,779      303,890      294,595
---------------------------------------------------------------------
Total Liabilities and Equity     $1,584,691   $1,463,918   $1,432,712
=====================================================================